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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                          CODORUS VALLEY BANCORP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $2.50 PER SHARE
                         (Title of Class of Securities)

                                  192-025-10-4
                                 (Cusip Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 192-025-10-4
                                       13G

1.   NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
     ONLY)

     PEOPLESBANK, A CODORUS VALLEY COMPANY, TRUST AND INVESTMENT SERVICES
     DIVISION

2.   CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                 (a)
                                                                        --------
                                                                     (b)
                                                                        --------

     NOT APPLICABLE

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     COMMONWEALTH OF PENNSYLVANIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         5.    SOLE VOTING POWER             135,885
         6.    SHARED VOTING POWER            73,610
         7.    SOLE DISPOSITIVE POWER        115.375
         8.    SHARED DISPOSITIVE POWER       94,120

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         209,495

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     NOT APPLICABLE

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.6%

12.  TYPE OF REPORTING PERSON*

     BK*

*BANK TRUST DEPARTMENT

Reporting Person

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                                  SCHEDULE 13G

Filed by:         PeoplesBank, A Codorus Valley Company, Trust and Investment
                  Services Division

With:             Securities and Exchange Commission
                  Washington, D.C. 20549

Calendar Year:    2005
Covered

Item 1 (a)        Name of Issuer:
                  Codorus Valley Bancorp, Inc.

Item 1 (b)        Address of Issuer's Principal Executive Offices:
                  105 Leader Heights Road
                  P. O. Box 2887
                  York, PA 17405-2887

Item 2 (a)        Name of Person Filing:
                  David J. Cover, Senior Vice President
                  Trust and Investment Services Division
                  PeoplesBank, A Codorus Valley Company,

Item 2 (b)        Address of Principal Business Office or, if none, Residence:
                  105 Leader Heights Road
                  P. O. Box 2887
                  York, PA 17405-2887

Item 2 (c)        Citizenship:
                  Commonwealth of Pennsylvania

Item 2 (d)        Title of Class of Securities:
                  Common Stock, par value $2.50 per share

Item 2 (e)        Cusip Number:
                  192-025-10-4

Item 3:           If this statement is filed pursuant to Rule 13d-1
                  (b), or 13d-2 (b) (c), check whether the person filing is a:

       (a)        Broker or dealer registered under Section 15 of the Act.
          ----
       (b) XX     Bank as defined in Section 3 (a) (6) of the Act.
          ----
       (c)        Insurance Company as defined in Section 3 (a) (19) of the
          ----    Act.
       (d)        Investment Company registered under Section 8 of the
          ----    Investment Company Act of 1940.

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       (e)        Investment adviser in accordance with
          ----    Section 240.13d-1(b)(1)(ii)(E).

       (f)        Employee benefit plan, or endowment fund in accordance
          ----    with Section 240.13d-1 (b) (1) (ii) (F).

       (g)        Parent holding company or central person in accordance
          ----    with Section 240.13d-1(b)(1) (ii) (G).

       (h)        Savings associations as defined in Section 3(b) of the
          ----    Federal Deposit Insurance Act.

       (i)        Church plan that is excluded from the definition of an
          ---- investment company under Section 3(c)(14) of the Investment Company Act of 1940.

       (j)        Group, in accordance with rule 13d-1(b)(1)(ii)(J).
          ----

Item 4            Ownership (as of December 31, 2005):

       (a)        Amount Beneficially owned:
                  209,495 shares of Common Stock, par value $2.50 per share.

       (b)        Percent of Class: 6.6%

       (c)        Number of Shares as to which such person has:
                  (i)   Sole power to vote or to direct the vote: 135,885
                  (ii)  Shared power to vote or to direct the vote: 73,610
                  (iii) Sole power to dispose or to direct the disposition
                        of: 115,375
                  (iv) Shared power to dispose or to direct the disposition of: 94,120

Item 5            Ownership of 5% or less of a Class:
                        Not Applicable

Item 6            Ownership of More than 5% on Behalf of Another Person:
                  115,375 shares of the Issuer that are "beneficially owned" by PeoplesBank, A Codorus Valley Company and are held by PeoplesBank, A Codorus Valley Company, Trust and Investment Services Division in its fiduciary capacity; the Trust and Investment Services Division has sole voting and dispositive power over these shares. 20,510 shares of the Issuer that are "beneficially owned" by PeoplesBank, A Codorus Valley Company and are held by PeoplesBank, A Codorus Valley Company, Trust and Investment Services Division in agency accounts which provide for the Bank to exercise sole voting power; the Trust and Investment Services Division has no dispositive power over these shares. 73,256 shares of the Issuer that are "beneficially owned" by PeoplesBank, A Codorus Valley Company and are held by PeoplesBank, A Codorus Valley Company, Trust and Investment Services Division in agency accounts which provide for the Bank to exercise shared voting power and shared dispositive power over these shares. 354 shares of the Issuer that are "beneficially owned" by PeoplesBank, A Codorus Valley Company and are held by PeoplesBank, A Codorus Valley Company, Trust and Investment Services Division in one trust

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                  account which provides for the Bank to exercise shared voting power and shared dispositive power over these shares.

Item 7 Identification and Classification of the Subsidiary, which acquired the security being reported on by the parent holding company:
                        Not Applicable

Item 8            Identification and Classification of Members of the Group:
                        Not Applicable

Item 9            Notice of Dissolution of Group:
                        Not Applicable

Item 10           Certification:
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          /s/ David J. Cover
                                          ------------------
Date: 2/7/2006                            David J. Cover
                                          Senior Vice President
                                          PeoplesBank, A Codorus Valley Company
                                          Trust and Investment Services Division

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